

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 20, 2017

David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re: Image Chain Group Limited, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 18, 2017**
> **File No. 000-55326**

Dear Mr. Po:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure